Royal Caribbean Cruises Ltd.
1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

May 23, 2012

VIA EDGAR AND OVERNIGHT MAIL

Lyn Shenk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3561

Reference:            Royal Caribbean Cruises Ltd.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-11884

Dear Mr. Shenk:

I am writing this letter to confirm our conversation earlier today regarding Royal Caribbean Cruises Ltd.'s (the “Company”) response to the comment letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated May 10, 2012 regarding the above-referenced filing.  The Company is working on a response to the Staff’s comments and is coordinating its review with its outside advisors.  As discussed, the Company intends to file its response to the Staff’s comment letter by June 7, 2012.

If you have any questions regarding the foregoing, please feel free to contact me at (305) 539-6245.

Very truly yours,

/s/ Henry Pujol

Henry Pujol
Vice President, Corporate Controller

cc:
Aamira Chaudhry, Securities and Exchange Commission
Brian J. Rice, Royal Caribbean Cruises Ltd.
Bradley H. Stein, Royal Caribbean Cruises Ltd.
Valerie Ford Jacob, Fried, Frank, Harris, Shriver & Jacobson, LLP